4th Amendment to Fund Participation Agreement

WHEREAS, Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York (collectively referred to as the “Company”), JPMorgan Insurance Trust (“Trust”), J.P. Morgan Investment Management Inc (the “Adviser”), and JPMorgan Funds Management, Inc. (the “Administrator”) entered into a Fund Participation Agreement dated April 24, 2009, as amended (the “Agreement”); and

WHEREAS, the parties desire to amend Article 2 of the Agreement effective May 1, 2014;

NOW THEREFORE, the Agreement is amended by adding the following paragraphs:

1.	Article 2.12. Company agrees that neither the Trust, the Adviser or the Administrator nor any of their affiliates or agents will have any responsibility or liability to review any purchase or redemption request which is presented by Company (i) to determine whether such request is genuine or authorized by a Contract owner or (ii) to determine the suitability of a particular portfolio or class of shares for such Contract owner. The Trust, the Adviser and the Administrator and their affiliates and agents will be entitled to rely conclusively on any purchase or redemption request communicated to the Trust by Company and will have no liability whatsoever for any losses, claims or damages to or against Company or Contract owner resulting from the failure of Company to transmit any such request or from any errors contained in any request. If payment for any purchase order is not received in accordance with the terms of the prospectus, the Trust reserves the right, without notice, to cancel the sale and to hold the Company responsible for any loss sustained as a result thereof, including loss of profit.

2.	Article 2.13. Company further certifies that it:

(i)	has adopted and implemented and will monitor, on a continuous basis, its compliance with procedures reasonably designed to prevent violations of relevant law, regulation and Prospectus requirements with respect to late trading, market timing and abusive trading practices;

(ii)	will provide information and further certification to verify compliance with Article 2; and

(iii)	will cooperate in monitoring and enforcing the Trust’s market timing, and late trading policies as set forth in the Prospectus and such other policies established by the Trust from time to time.

Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect. In the event of a conflict between the provisions of the Agreement and those of this Amendment, the Amendment shall control.

IN WITNESS WHEREOF, the undersigned have executed this Amendment by their duly authorized officers effective as of May 15, 2014.

Lincoln National Life Insurance Company

By:	/s/ Daniel R. Hayes
Name: Daniel R. Hayes
Title: Vice President
Date: 6/2/14

Lincoln Life & Annuity Company of New York

By:	/s/ Daniel R. Hayes
Name: Daniel R. Hayes
Title: Vice President
Date: 6/2/14

JPMorgan Insurance Trust

By:	/s/ Julie A. Roach
Name: Julie A. Roach
Title: Assistant Treasurer
Date: 6/13/14

J.P. Morgan Investment Management, Inc.

By:	/s/ Robert L. Young
Name: Robert L. Young
Title: Managing Director
Date: 6/9/14

JPMorgan Funds Management, Inc.

By:	/s/ Susan S. Montgomery
Name: Susan S. Montgomery
Title: President
Date: 6/10/14